SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 9, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
       The annual general meeting of shareholders of Shaw Communications Inc. (the “Corporation”) will be held as follows:

Date:	Thursday, January 12, 2006
Time:	11:00 a.m. (Pacific time)
Location:	Shaw Tower 1067 West Cordova Street Vancouver, British Columbia
for the following purposes:

1.	to receive the consolidated financial statements for the year ended August 31, 2005 and the auditors’ report on those statements;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting.

By Order of the Board of Directors,

(signed) Douglas J. Black, Q.C.
Corporate Secretary
Calgary, Alberta
December 8, 2005
      Holders of Class A Shares of record at the close of business on December 8, 2005 are the only shareholders entitled to vote at the meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the meeting, but are not entitled to vote on any matter proposed for consideration.
      If you cannot attend the meeting in person, you are encouraged to complete the accompanying proxy and to return it in the enclosed envelope to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or an adjournment thereof, but prior to the use of the proxy at the meeting or an adjournment thereof.

SHAW COMMUNICATIONS INC.
PROXY CIRCULAR

i

SHAW COMMUNICATIONS INC.
PROXY CIRCULAR
      The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on January 12, 2006, and any adjournments thereof, as set forth in the attached Notice of Meeting.
      Unless otherwise noted, the information contained in this proxy circular is given as of December 8, 2005. All sums are expressed in Canadian dollars, unless otherwise noted.
BUSINESS OF THE MEETING
ELECTION OF DIRECTORS
      Information concerning the nominees for election to the Board of Directors (the “Board”) of the Corporation is set forth below, along with certain other information relating to meetings of the Board and its committees and fees paid to individual directors.
      The number of directors to be elected is 14. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Management of the Corporation recommends voting in favour of each nominee listed below.
Nominees for Election to the Board of Directors
      The following table sets out the name of each director, together with his or her municipality of residence, age, year first elected or appointed a director, biography and comparative ownership of securities of the Corporation for the years 2005 and 2004.

Securities Owned/Controlled(2)

Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

ADRIAN I. BURNS
Rockcliffe Park, ON Canada Age: 59 Director since 2001 Member of the Corporate Governance and Nominating Committee	• Corporate Director • Former Member of the Copyright Board of Canada • Former Commissioner of the Canadian Radio- television and Telecommunications Commission. Other Positions: • Vice-chair of the Board of Trustees of the National Arts Centre • Board member of several business and community organizations, including the Canwest Independent Producers Fund, Carthy Foundation and Canadian Interuniversity Athletic Union.	2005 2004	1,300 1,300	3,000 3,000	10,000 10,000	4,969 2,454

Securities Owned/Controlled(2)

Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

JAMES F. DINNING
Calgary, AB Canada Age: 53 Director since 1997 Member of the Corporate Governance and Nominating Committee	• Non-Executive Chairman of the Board of Western Financial Group Inc., a financial services company
• Prior to January 1, 2005, Executive Vice President, TransAlta Corporation, an electric industry holding company
• Formerly held various positions during 11 years as a member of the legislative assembly of Alberta, including Provincial Treasurer, Minister of Education and Minister of Community and Occupational Health.
Other Public Board Memberships:
• Finning International Inc. (TSX)
• JED Oil Inc. (AMEX)
• Liquor Stores Income Fund (TSX)
• Oncolytics Biotech Inc. (TSX)
• Parkland Income Fund (TSX)
• Russel Metals Inc. (TSX)
Other Positions:
	• Director of several private companies and not-for-profit organizations including the Alberta Energy Research Institute.	2005 2004	1,000 1,000	4,500 4,500	10,000 10,000	3,728 1,724
GEORGE F. GALBRAITH
Vernon, BC Canada Age: 61 Director since 1991 Member of the Executive Committee and Audit Committee	• Corporate Director • Former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia. Other Positions: • Chairman of Pacific Coast Public Television.	2005 2004	5,000 5,000	250,618 250,618	10,000 10,000	Nil Nil

RONALD V. JOYCE, C.M.
Calgary, AB Canada Age: 75 Director since 2000 Member of the Executive Committee	• Corporate Director • Former Senior Chairman and Co-Founder of The TDL Group, licensor of Tim Horton’s restaurants in Canada and the United States. Other Positions: • Director of several private companies including Jetport Inc., Southmedic Inc. and Vista Holdings Inc. • Chairman of Ron Joyce Foundation and Chairman Emeritus of the Tim Horton’s Children’s Foundation.	2005 2004	50,000 50,000	7,004,698 5,933,398	10,000 10,000	4,645 2,352

Securities Owned/Controlled(2)

Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)	Background/Principal Occupation	Year	Shares	Shares		Options(3)	DSU(4)

RT. HON. DONALD F.
MAZANKOWSKI, P.C., O.C., LL.D. Sherwood Park, AB Canada Age: 70 Director since 1993 and Lead Director since 2004 Chair of the Corporate Governance and Nominating Committee and Member of the Executive Committee	• Corporate Director
• Former Member of the Parliament of Canada from 1968 to 1993 who held a number of Cabinet positions, including Deputy Prime Minister, Minister of Finance and President of the Privy Council.
Other Public Board Memberships:
• ATCO Ltd. (TSX)
• Canadian Oil Sands Limited (TSX)
• Power Corporation of Canada (TSX)
• Power Financial Corporation, including subsidiaries Great West Lifeco and Investors’ Group (TSX)
• Weyerhaeuser Co. (TSX, NYSE)
• Yellow Pages Group Co. (TSX)
Other Positions:
• Senior adviser with Gowling Lafleur Henderson LLP, Barristers and Solicitors
	• Director of Canadian Genetic Diseases Network	2005 2004	1,000 1,000	6,000 6,000		10,000 10,000	4,280 1,233
MICHAEL W. O’BRIEN(5)
Canmore, AB Canada Age: 60 Director since 2003 Chair of the Audit Committee	• Corporate Director • Until his retirement in 2002, served as Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company. Other Public Board Memberships: • PrimeWest Energy Inc. (TSX) • Suncor Energy Inc. (TSX, NYSE)	2005 2004	5,000 5,000	6,500 6,500		10,000 10,000	4,069 505
HAROLD A. ROOZEN
Edmonton, AB	• President and Chief Executive Officer,	2005	1,035,000 (6)	4,705,019	(6)	10,000	Nil
Canada	CCI Thermal Technologies Inc., a	2004	1,035,000 (6)	4,695,019	(6)	10,000	Nil
Age: 52 Director since 2000 Member of the Audit Committee	manufacturing company
• Former chair of the board of directors of WIC Western International Communications Ltd. and Canadian Satellite Communications Inc.
Other Public Board Memberships:
• Royal Host Real Estate Investment Trust (trustee) (TSX)

Securities Owned/Controlled(2)

Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)	Background/Principal Occupation	Year	Shares	Shares		Options(3)	DSU(4)

JEFFREY C. ROYER
Toronto, ON	• Corporate Director and Private	2005	50,000	7,472,786	(7)	10,000	2,591
Canada	Investor.	2004	50,000	6,972,786	(7)	10,000	1,149
Age: 50 Director since 1995 Member of the Human Resources and Compensation Committee

BRADLEY S. SHAW(8)
Calgary, AB Canada Age: 41 Director since 1999	• Senior Vice-President, Operations of the Corporation • Prior to September, 2003, served as Senior Vice-President, Operations of Star Choice Communications Inc. and prior thereto, Vice- President, Operations of the Corporation. Other Positions: • Director of Radium Resort Inc.	2005 2004	2,193,000 2,177,500	367,743 967,206		150,000 100,000	250 Nil
JR SHAW, O.C.(8)
Calgary, AB Canada Age: 71 Director since 1966 Chair of the Executive Committee	• Founder and Executive Chair of the Corporation. Other Public Board Memberships: • Suncor Energy Inc. (chair) (TSX, NYSE) Other Positions: • Director and president of the Shaw Foundation • Director of several private companies including McKenzie Meadows Golf Corp. and Radium Resort Inc.	2005 2004	4,486,504 4,469,004	11,962,997 8,309,445		400,000 400,000	Nil Nil
JIM SHAW(8)
Calgary, AB Canada Age: 48 Director since 2002	• Chief Executive Officer of the Corporation. Other Public Board Memberships: • Canadian Hydro Developers, Inc. (TSX) Other Positions: • Director of United Acquisitions II Corp. • Director of Cable Television Laboratories, Inc. (also known as CableLabs).	2005 2004	2,210,000 2,199,500	788,896 1,386,831		400,000 400,000	Nil Nil
JC SPARKMAN
Englewood, Colorado U.S.A. Age: 73 Director since 1994 Member of the Human Resources and Compensation Committee and the Executive Committee	• Corporate Director • Former Executive Vice-President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States. Other Public Board Memberships: • Universal Electronics Inc. (NASDAQ)	2005 2004	5,000 5,000	29,200 29,200		10,000 10,000	3,486 1,564

Securities Owned/Controlled(2)

Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

JOHN S. THOMAS
Delta, BC Canada Age: 59 Director since 2000 Member of the Audit Committee	• President, Delta Cable Communications Ltd. and Coast Cable Communications Ltd., which operate cable television systems in British Columbia. Other Positions: • Director of several private companies including Northwest Communications Ltd., Guiness Communications Inc. and Prime Signal Ltd.	2005 2004	1,000 1,000	6,000 6,000	10,000 10,000	1,680 490
WILLARD H. YUILL
Medicine Hat, AB Canada Age: 67 Director since 1999 Chair of the Human Resources and Compensation Committee	• Chairman and Chief Executive Officer, The Monarch Corporation, a private holding company with investments in communications, real estate and sports-related properties. Other Public Board Memberships: • Western Financial Group Inc. (TSX) Other Positions: • Director of several private companies and not- for-profit organizations including McKenzie Meadows Golf Corp. • Trustee of the St Andrew’s College Foundation • Governor of the Western Hockey League.	2005 2004	5,400 5,400	2,858,461 3,756,547	10,000 10,000	Nil Nil

Notes:

(1)	All of the nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on January 13, 2005. For more information about the committees of the Board (Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation) as well as the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

(2)	The information as to the securities (other than DSUs) beneficially owned, or over which control or direction is exercised, has been furnished by each of the nominees as of December 3, 2004 and November 24, 2005.

(3)	For further details of stock options granted to directors, see the information under the heading “Statement of Executive Compensation — Compensation of Directors”.

(4)	“DSU” means deferred share unit. The information as to DSUs is as of November 30, 2004 and November 30, 2005. The DSU Plan was adopted effective January 1, 2004. See the information under the heading “Statement of Executive Compensation — Compensation of Directors”.

(5)	Michael O’Brien qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

(6)	Catherine M. Roozen, an associate of Harold A. Roozen, is a major shareholder of Cathton Holdings Ltd., which owns 1,030,000 Class A Shares and 4,674,254 Class B Non-Voting Shares.

(7)	Jeffrey C. Royer beneficially owns 56,973 Class B Non-Voting Shares. An associate of Mr. Royer owns 7,415,813 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(8)	JR Shaw is the father of Bradley S. Shaw and Jim Shaw. All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by corporations owned or controlled by JR Shaw.

(9)	The Board has determined that all directors of the Corporation, other than JR Shaw, Bradley S. Shaw and Jim Shaw, are independent. JR Shaw, Bradley S. Shaw and Jim Shaw are not independent directors due to their positions as officers of the Corporation and its subsidiaries. See “Statement of Corporate Governance — Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines”.

Meetings Held and Attendance of Directors
      The following table summarizes the meetings of the Board and its committees (Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation) held during the fiscal year ended August 31, 2005, and the attendance of individual directors of the Corporation at such meetings.

					Corporate		Human
					Governance and		Resources and
	Board of	Executive	Audit		Nominating		Compensation
Director	Directors	Committee	Committee		Committee		Committee

	(7 meetings)	(1 meeting)	(5 meetings)		(5 meetings)		(4 meetings)
JR Shaw	7 of 7	1 of 1	—		—		—
Adrian I. Burns	7 of 7	—	—		5 of 5		—
James F. Dinning	7 of 7	—	2 of 2	(3)	2 of 2	(4)	—
George F. Galbraith	6 of 7	1 of 1	5 of 5		—		—
Ronald V. Joyce	5 of 7	1 of 1	—		—		—
Charles V. Keating(1)	7 of 7	—	—		5 of 5		2 of 2	(1)
Donald F. Mazankowski	7 of 7	1 of 1	—		5 of 5		—
Michael W. O’Brien	7 of 7	—	5 of 5		—		—
Harold A. Roozen	6 of 7	—	5 of 5		—		—
Jeffrey C. Royer	7 of 7	—	—		—		4 of 4
Bradley S. Shaw(2)	7 of 7	—	—		—		—
Jim Shaw(2)	7 of 7	—	—		—		—
JC Sparkman	6 of 7	1 of 1	—		—		4 of 4
John S. Thomas	7 of 7	—	3 of 3	(3)	3 of 3	(4)	—
Willard H. Yuill	7 of 7	—	—		—		4 of 4

Total Attendance Rate	95%

Notes:

(1)	Charles V. Keating was appointed to the Human Resources and Compensation Committee effective January 13, 2005. Mr. Keating passed away on November 22, 2005.

(2)	Neither Bradley S. Shaw nor Jim Shaw served as a member of a committee of the Board during fiscal 2005, 2004 or 2003. As executive officers of the Corporation, Bradley S. Shaw and Jim Shaw attend committee meetings on an ad hoc basis at the request of the committees.

(3)	Effective January 13, 2005, James F. Dinning ceased to be a member of the Audit Committee and John S. Thomas was appointed to the Audit Committee.

(4)	Effective January 13, 2005, John S. Thomas ceased to be a member of the Corporate Governance and Nominating Committee and James F. Dinning was appointed to the Corporate Governance and Nominating Committee.
     Following each meeting, the Board and its committees conduct “in camera” sessions, at which no management directors or members of management are present. The in camera portion of each Board meeting consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfil their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of shareholders of the Corporation.

Fees Paid to Individual Directors
      The following table summarizes the cash compensation that was paid or would have been paid to each director of the Corporation for the fiscal year ended August 31, 2005 if such director had not chosen to participate in the Corporation’s DDSU Plan. See also “Statement of Executive Compensation — Compensation of Directors”.

		Lead				Committee				Percentage
	Board	Director		Committee		Chair		Attendance	Total	Paid in
Director	Retainer	Retainer		Retainers		Retainer		Fees	Compensation	DSUs(1)

	($)			($)		($)		($)	($)	(%)
JR Shaw(2)	—	—		—		—		—	—	—
Adrian I. Burns	42,500	—		3,000		—		12,000	57,500	100
James F. Dinning	42,500	—		3,000		—		11,000	56,600	75
George F. Galbraith	42,500	—		6,000		—		12,000	60,500	—
Ronald V. Joyce	42,500	—		3,000		—		6,000	51,500	100
Charles V. Keating(3)	42,500	—		6,000	(6)	—		14,000	62,500	100
Donald F. Mazankowski	42,500	50,000	(5)	6,000		2,000		13,000	113,500	50
Michael W. O’Brien	42,500	—		3,000		26,000	(7)	12,000	81,833	100
Harold A. Roozen	42,500	—		3,000		1,000	(7)	11,000	57,500	—
Jeffrey C. Royer	42,500	—		5,250	(6)	—		11,000	58,750	50
Bradley S. Shaw	42,500	—		—		—		7,000	49,500	25
Jim Shaw(2)	—	—		—		—		—	—	—
JC Sparkman(4)	42,500	—		6,000		1,000	(8)	11,000	60,500	50
John S. Thomas	42,500	—		3,000		—		13,000	58,500	50
Willard H. Yuill	42,500	—		3,000		1,000	(8)	11,000	57,500	—

Notes:

(1)	Elected participation percentages effective as of January 1, 2005.

(2)	Each of JR Shaw and Jim Shaw has elected not to receive director’s fees.

(3)	Charles V. Keating passed away on November 22, 2005.

(4)	Fees paid to JC Sparkman, a resident of the United States, are payable in U.S. dollars. Fees paid to all other directors are payable in Canadian dollars.

(5)	Commenced effective January 1, 2005, at an annual rate of $75,000.

(6)	In addition to serving as a member of the Corporate Governance and Nominating Committee, Charles V. Keating was appointed to the Human Resources and Compensation Committee effective January 13, 2005. In addition to serving as a member of the Human Resources and Compensation Committee, Jeffrey C. Royer served as a member of the Executive Committee until January 13, 2005.

(7)	Harold A. Roozen served as chair of the Audit Committee until October, 2004 when he was succeeded by Michael O’Brien. Effective January 1, 2005, the Audit Committee chair retainer was increased from $5,000 to $42,500.

(8)	JC Sparkman served as chair of the Human Resources and Compensation Committee until January 13, 2005, when he was succeeded by Willard H. Yuill.
Interlocking Directorships
      The table below lists the directors of the Corporation who served together on the boards of directors of other companies which are not subsidiaries of the Corporation (as at November 30, 2005).

Company	Directors of the Corporation

McKenzie Meadows Golf Corp.	JR Shaw Willard H. Yuill
Radium Resort Inc.	JR Shaw Bradley S. Shaw
Suncor Energy Inc.	Michael W. O’Brien JR Shaw
Western Financial Group Inc.	James F. Dinning Willard H. Yuill

APPOINTMENT AND REMUNERATION OF AUDITORS
      The firm of Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. The Audit Committee has recommended to the Board and to shareholders the nomination of Ernst & Young LLP as the Corporation’s auditors.
Audit Fees
      The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including separate audits of subsidiary entities, financings, regulatory reporting requirements, and Sarbanes Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2005 and 2004 were as follows:

Type of Service	Fiscal 2005	Fiscal 2004

Audit	$2,056,213	$1,166,891
Audit-related	186,150	131,400
Tax	232,859	523,571
Other	—	—

Total	$2,475,222	$1,821,862

      Fees paid for audit-related services in fiscal 2005 and 2004 were in respect of the separate audit of a subsidiary that was not required by law. The tax fees paid in fiscal 2005 and 2004 were related to tax compliance and tax consultation on scientific research, exploration and development tax credits, commodity taxes and linear property taxes.
      The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $100,000 in fees payable to Ernst & Young LLP for such services per fiscal year of the Corporation. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

PROXY INFORMATION
SOLICITATION OF PROXIES
      This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.
APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES
      Each person named in the enclosed form of proxy is a director and officer of the Corporation. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof, but prior to the use of the proxy at the Meeting or an adjournment thereof.
      A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.
EXERCISE OF DISCRETION BY PROXYHOLDERS
      Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Meeting.
      The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.
VOTING OF CLASS A SHARES — ADVICE TO BENEFICIAL HOLDERS
      The information set forth in this section is of significant importance to shareholders who hold class A participating shares (“Class A Shares”) in the capital of the Corporation through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares can be recognized and acted upon at the Meeting. If Class A Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.
      Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder

receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
      Only the holders of Class A Shares of record at the close of business on December 8, 2005, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As at November 30, 2005, there were 11,342,932 Class A Shares and 207,276,005 Class B non-voting participating shares (“Class B Non-Voting Shares”) in the capital of the Corporation outstanding.
      The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 8,889,504 Class A Shares, representing approximately 78.4% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Corporation has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of the Meeting.
RESTRICTED SHARES
      Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances, if a take-over bid is made for the Class A Shares, a holder of Class B Non-Voting Shares may, at his or her option, convert any or all Class B Non-Voting Shares then held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Corporation’s articles, the Corporation is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

STATEMENT OF EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
      The following table sets forth compensation earned during the last three financial years of the Corporation by the Corporation’s Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers (collectively, “Named Executive Officers”) who served as executive officers for the financial year ended August 31, 2005.

							Long Term
							Compensation

							Awards
		Annual Compensation
							Securities Under
						Other Annual	Options/SARs	All Other
Name and Principal Position	Year	Salary		Bonus		Compensation(4)	Granted	Compensation(5)

		($)		($)		($)		($)
JR Shaw	2005	900,000		6,326,730	(3)	142,086	Nil	Nil
Executive Chair	2004	900,000		6,326,730	(3)	48,423	Nil	2,400,737	(6)
	2003	921,000	(2)	6,326,730	(3)	249,557	Nil	15,500

Jim Shaw	2005	850,000		4,000,000		156,399	Nil	15,500
Chief Executive Officer	2004	850,000		4,000,000		64,755	Nil	32,990	(7)
	2003	860,000	(2)	4,000,000		463,793	Nil	15,500

Peter J. Bissonnette	2005	700,000		2,500,000		51,011	Nil	15,500
President	2004	700,000		2,000,000		40,817	Nil	15,500
	2003	700,000		2,000,000		95,737	Nil	15,500

Bradley S. Shaw	2005	499,500	(2)	1,500,000		9,688	Nil	15,500
Senior Vice President,	2004	497,500	(2)	1,000,000		61,345	Nil	15,500
Operations	2003	493,250	(2)	1,000,000		73,311	Nil	15,500

Steve Wilson(1)	2005	450,000		1,000,000		Nil	1,000	22,673
Senior Vice President and	2004	Nil		Nil		Nil	Nil	Nil
Chief Financial Officer	2003	Nil		Nil		Nil	Nil	Nil

Notes:

(1)	Steve Wilson was appointed as Senior Vice-President and Chief Financial Officer of the Corporation effective September 1, 2004.

(2)	Includes director’s fees paid by the Corporation. During fiscal 2003, each of JR Shaw and Jim Shaw elected to cease receiving director’s fees. JR Shaw received director’s fees of $21,000 paid in fiscal 2003. Jim Shaw received director’s fees of $10,000 paid in fiscal 2003. Bradley S. Shaw received director’s fees of $49,500, $47,500 and $43,250 paid in fiscal 2005, 2004 and 2003, respectively.

(3)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, dated November 18, 1997 as described under the heading “Statement of Executive Compensation — Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Star Choice Communications Inc. (the “Income Base”) for the year in which it is to be paid. For fiscal 2005, JR Shaw elected to cap the bonus paid to him by the Corporation at $6,326,730, the amount paid to him for fiscal 2004, 2003 and 2002. This amount represents approximately 0.75% of the Income Base for fiscal 2005, as compared to approximately 0.78%, 0.83% and 0.98% of the Income Base for fiscal 2004, 2003 and 2002, respectively.

(4)	For each Named Executive Officer, includes share purchase plan benefits and automobile and other transportation-related benefits. For Jim Shaw, includes imputed interest on interest free loans for part of fiscal 2003. During fiscal 2003, Jim Shaw elected to pay interest on the principal amount of such loan at an annual rate of the higher of 4% and the then current quarterly prescribed rate of Canada Revenue Agency pursuant to applicable taxable benefit provisions. For Peter Bissonnette, includes imputed interest on interest free loans for fiscal 2003, 2004 and 2005.

(5)	Includes pension plan contributions paid on their behalf by the Corporation.

(6)	Includes the dollar value of remaining premiums paid by the Corporation on the one-time transfer of a paid up key man life insurance policy to JR Shaw.

(7)	Includes the cash value of options exercised in a subsidiary corporation. Jim Shaw exercised such options during fiscal 2004 and was assigned a taxable benefit of $17,490. See the information set forth in the table under the heading “Statement of Executive Compensation — Stock Options — Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values”.

STOCK OPTIONS
      Options to acquire Class B Non-Voting Shares are granted pursuant to the Corporation’s stock option plan. For a description of the Corporation’s stock option plan, see the information under the heading “Statement of Executive Compensation — Report on Executive Compensation — Compensation Philosophy — Long Term Incentives”.
Option/SAR Grants During the Most Recently Completed Financial Year
      The following tables sets forth details of stock options granted to Named Executive Officers during the most recently completed financial year.

Market Value
		Approximate		of Securities
	Securities	% of Total		Underlying
	Under	Options/SARs		Options/SARs
	Options/SARs	Granted	Exercise	on the Date	Expiration
Name	Grant	During Year	Price	of Grant	Date

	(#)		($/Security)	($/Security)
Steve Wilson	1,000	0.06	32.62	20.51	9/1/2014
      No other options to acquire Class B Non-Voting Shares of the Corporation were granted to Named Executive Officers in the Corporation’s fiscal year ended August 31, 2005.
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
      The following table sets forth details of stock options held or exercised by each Named Executive Officer during the most recently completed financial year and the value of such options based on the difference between the market value of $25.04 per Class B Non-Voting Share as at August 31, 2005 and the exercise price of the options.

					Value of Unexercised
			Unexercised Options as at		In-The-Money Options as at
	Securities	Aggregate	August 31, 2005		August 31, 2005
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

	(#)	($)	(#)		($)
JR Shaw	Nil	Nil	400,000	Nil	Nil	Nil
Jim Shaw(1)	Nil	Nil	400,000	Nil	Nil	Nil
Peter J. Bissonnette(2)	Nil	Nil	200,000	Nil	Nil	Nil
Bradley S. Shaw(2)	Nil	Nil	100,000	Nil	Nil	Nil
Steve Wilson(2)	Nil	Nil	250	750	Nil	Nil

Notes:

(1)	During fiscal 2004, Jim Shaw held options to acquire an additional 9,000 Class B Non-Voting Shares at an exercise price of $18.27 per share. Such options were originally granted to him in his capacity as director of Canadian Satellite Communications Inc. (“Cancom”). On the takeover of Cancom by the Corporation, such options became exercisable for Class B Non-Voting Shares of the Corporation. All other terms and conditions of the options remained the same. Jim Shaw exercised these options during fiscal 2004 to acquire 9,000 Class B Non-Voting Shares, realizing an aggregate value of $19,200 (as at August 31, 2004).

(2)	On September 1, 2005, the following options were granted to Named Executive Officers, none of which options are currently exercisable:

Peter J. Bissonnette	50,000
Bradley S. Shaw	50,000
Steve Wilson	99,000
      None of the options granted to Named Executive Officers were exercised as of the date of this proxy circular.
PENSION PLANS
      The Corporation maintains both a defined contribution pension plan and a defined benefit plan, as described below.
Defined Contribution Plan
      The Corporation provides all eligible employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution of $15,500. Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “All Other Compensation” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.
Defined Benefit Plan (SERP)
      Effective September 1, 2002, the Corporation established a Supplemental Executive Retirement Plan (“SERP”) for its most senior executive officers. The SERP is a non-contributory defined benefit pension plan which is unfunded.
      Pension payments under the SERP are set forth in the following table. Benefits under the SERP are based on the officer’s length of service and his or her highest three year average rate of SERP eligible earnings (base salary plus annual cash bonus) during his or her years of service with the Corporation. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive officer is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.
      An executive officer of the Corporation must be in a SERP-eligible position for 5 years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with 10 years of SERP-eligible service. Officers between the ages 55 and 60 with less than 10 years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.
SERP Payment Table

	Years of Senior Executive Service

Remuneration(1)(2)	5	10	15	20	25	30

($)
500,000	125,000	250,000	287,500	325,000	350,000	350,000
1,000,000	250,000	500,000	575,000	650,000	700,000	700,000
1,500,000	375,000	750,000	862,500	975,000	1,050,000	1,050,000
2,000,000	500,000	1,000,000	1,150,000	1,300,000	1,400,000	1,400,000
2,500,000	625,000	1,250,000	1,437,500	1,625,000	1,750,000	1,750,000
3,000,000	750,000	1,500,000	1,725,000	1,950,000	2,100,000	2,100,000
3,500,000	875,000	1,750,000	2,012,500	2,275,000	2,450,000	2,450,000
4,000,000	1,000,000	2,000,000	2,300,000	2,600,000	2,800,000	2,800,000
4,500,000	1,125,000	2,250,000	2,587,500	2,925,000	3,150,000	3,150,000
5,000,000	1,250,000	2,500,000	2,875,000	3,250,000	3,500,000	3,500,000
5,500,000	1,375,000	2,750,000	3,162,500	3,575,000	3,850,000	3,850,000
6,000,000	1,500,000	3,000,000	3,450,000	3,900,000	4,200,000	4,200,000

Notes:

(1)	Assumes full vesting in SERP. Remuneration for purposes of the SERP is the average SERP pensionable earnings based on the annual average of the best consecutive 36 months of SERP eligible earnings (being base annual salary plus annual cash bonus).

(2)	Remuneration covered by the SERP, estimated credited years of service (rounded to the nearest whole year, as at August 31, 2005) and annual pension payments for the Named Executive Officers are set forth in the following table. Annual pension payments are stated as if the Named Executive Officer retired as of August 31, 2005 and assume that the pension had fully vested.

	Average SERP		Credited Years	Annual Pension
Named Executive Officer	Pensionable Earnings		Of Service	Payment

	($)			($)
JR Shaw	2,757,143	(a)	39	1,930,000
Jim Shaw	4,850,000		23	3,393,073
Peter J. Bissonnette	2,866,667		16	1,675,665
Bradley S. Shaw(b)	1,616,667		5	370,505
Steve Wilson(b)	1,200,000		1	60,164

      Notes:

(a)	JR Shaw has voluntarily elected to cap his average SERP pensionable earnings at this amount. Such election is rescindable at the option of JR Shaw.

(b)	Bradley S. Shaw and Steve Wilson became participants in the SERP effective January 1, 2005.

     The Corporation’s obligations and related costs of the SERP benefits earned by executive officers is actuarially determined using the projected benefit method, pro-rated on service, and management’s best estimate of salary escalation and retirement ages of officers. The pension expense with respect to the SERP for the fiscal year ended August 31, 2005 was approximately $9.2 million. The expected aggregate benefit payments for the fiscal year ended August 31, 2006, as actuarially determined, is approximately $1.1 million. The accrued benefit obligation of the SERP at August 31, 2005 was approximately $100.0 million, of which approximately $26.2 million has been recognized by the Corporation as a liability in its accounts in accordance with generally accepted accounting principles. In the event of a change of control of, or merger involving, the Corporation, the SERP becomes fully vested and fully funded immediately.
      Further information with respect to the SERP, and the Corporation’s accounting policy with respect thereto, is set forth in Note 1 and Note 17 to the audited annual consolidated financial statements of the Corporation for the year ended August 31, 2005. See “Other Information — Additional Information”.
EMPLOYEE SHARE PURCHASE PLAN
      An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.
      Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Executive officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.
      Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the Toronto Stock Exchange (“TSX”) using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12 month period.
      As at August 31, 2005, approximately 33% of eligible employees of the Corporation purchased Class B Non Voting Shares under the ESPP. As at such date, an aggregate of approximately 438,000 Class B Non-Voting Shares were held under the ESPP.
EMPLOYMENT CONTRACTS
      On November 18, 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, amongst other things, an annual incentive bonus. The agreement recognizes JR Shaw’s central role in founding and building the Corporation and ensures that the Corporation retains and utilizes the full benefits of his 39 years of industry experience. As Executive Chair, JR Shaw continues to provide broad stewardship and strategic vision for the Corporation. In addition, his stature as a national corporate leader and his positive long-standing reputation with government, regulatory, investor and banking communities enhances the Corporation’s capacity to achieve its strategic and financial goals.
      The agreement with JR Shaw provides for an incentive bonus that is paid to him annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount is to be between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Star Choice Communications Inc. (the “Income Base”) for the year in which it is to be paid. As the Corporation met its financial targets for fiscal 2005, an amount of $6,326,730 was paid for the year, equal to the amount paid under the agreement for fiscal 2004, 2003 and 2002. This represents approximately 0.75% of the Income Base for fiscal 2005, as compared to 0.78%, 0.83% and 0.98% of the Income Base for fiscal 2004, 2003 and 2002, respectively.
      No other Named Executive Officer has an employment contract with the Corporation.
COMPOSITION OF THE COMPENSATION COMMITTEE
      The Human Resources and Compensation Committee is comprised of three independent directors, Willard H. Yuill (Chair), Jeffrey C. Royer and JC Sparkman. The Human Resources and Compensation Committee has the responsibility of annually reviewing and recommending to the Board the compensation package for the Executive

Chair, Chief Executive Officer (“CEO”), Chief Financial Officer and the other two most highly compensated officers of the Corporation. It also has responsibility for annually reviewing and approving the compensation packages for the other senior officers of the Corporation. In addition, the Human Resources and Compensation Committee reviews and approves changes to the Corporation’s compensation policies in respect of matters such as incentive-compensation (bonus) plans, pension plans and employee benefit plans and the structure and granting of stock options or other equity-based plans. Further, the Human Resources and Compensation Committee approves the appointment of senior management recruited from outside the Corporation as well as the promotion of senior management within the Corporation.
REPORT ON EXECUTIVE COMPENSATION
      The Human Resources and Compensation Committee of the Corporation has been delegated responsibility of annually setting and approving the overall compensation policy intended to reward executive officers of the Corporation. In doing so, the Human Resources and Compensation Committee reviews and approves, in consultation with outside experts, various components of the Corporation’s compensation policies such as pension plans, employee benefit plans and stock options. The Human Resources and Compensation Committee also approves the appointment and compensation of executive officers recruited from outside the Corporation, as well as the promotion of senior management within the Corporation.
Compensation Philosophy
      The total compensation of executive officers of the Corporation, including the Named Executive Officers, consists of the following components: base salary, short-term incentive awards and long-term incentive awards. Each executive officer’s compensation is balanced between these three components.

a)	Base Salary
      Base salary levels for all executive officers of the Corporation (including the Named Executive Officers) are based upon performance and are commensurate with those of comparable compensation programs in the industry in North America. The base salaries are designed to achieve the following objectives:

•	Attract and retain executive officers and senior management to achieve ongoing success for the Corporation and further the achievement of its strategic and financial goals;

•	Provide fair and competitive compensation commensurate with industry standards and with the executive or management officer’s expertise and experience; and

•	Motivate performance and recognize and compensate individual contribution to the Corporation’s objectives.

b)	Short Term Incentives
      Short term incentive awards are paid as cash bonuses. For the 2005 fiscal year, bonuses were awarded to approximately 250 key management personnel, as determined by and at the discretion of the Human Resources and Compensation Committee. The bonuses were based upon the Corporation’s overall performance for the fiscal year ending August 31, 2005.
      The fiscal 2005 bonuses were in keeping with similar bonus plans adopted by the Corporation from time to time that rewarded employees for the success of the Corporation in attaining performance targets. During fiscal 2005, the Corporation achieved its performance targets, including with respect to the launch of Shaw Digital Phone, subscriber growth, improved performance of the Corporation’s satellite business and achievement of financial objectives and free cash flow targets.

c)	Long Term Incentives — Stock Option Plan
      Long term incentive awards consist principally of stock options granted under the Corporation’s stock option plan. The stock option plan of the Corporation provides that options may be granted to such directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price not less than the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the option is granted. Unless otherwise determined by the Board, options are not immediately exercisable, but rather, 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. Options granted under the stock option plan expire 10 years from the date of grant and, subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made for early termination of options in the event of death, disability or cessation of employment or service arrangements, as the case may be. Options are not transferable or assignable.
      The maximum number of Class B Non-Voting Shares issuable under the Corporation’s stock option plan may not exceed 16,000,000 Class B Non-Voting Shares, representing approximately 7.67% of the Class B Non-Voting Shares issued and outstanding as of August 31, 2005. The maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation and their associates under such plan is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant on a non-diluted basis. The maximum number of Class B Non-Voting Shares which may be issued to any one insider of the Corporation under the stock option plan within a one year period is limited to 5% of the Class B Non-Voting Shares outstanding at the time of the issuance on a non-diluted basis.
      Subject to the rules of the TSX, amendments to the Corporation’s stock option plan require the approval of the TSX and holders of Class A Shares of the Corporation.
      No stock options were granted to Named Executive Officers of the Corporation during fiscal 2005 other than 1,000 stock options granted to Steve Wilson, Chief Financial Officer of the Corporation. No financial assistance was provided by the Corporation to facilitate the purchase of Class B Non-Voting Shares under the stock option plan during fiscal 2005. As at August 31, 2005, an aggregate of 8,452,250 Class B Non-Voting Shares were reserved for issuance on exercise of options granted under the Corporation’s stock option plan, representing approximately 4.1% of the Class B Non-Voting Shares issued and outstanding as at such date. See “Other Information — Securities Authorized for Issuance under Equity Compensation Plans”.
Compensation of CEO and Executive Chair
      The total compensation package of the CEO of the Corporation is determined in the same manner as that of all other executive officers. The bonus paid to the CEO during the last fiscal year was intended to recognize the CEO in the same fashion through the same bonus plan in which all other executive officers and senior management of the Corporation participated.
      With respect to the Executive Chair of the Corporation, the Corporation, upon recommendation of the Human Resources and Compensation Committee, entered into an agreement with the Executive Chair in 1997 to recognize his central role as founder and builder of the Corporation over 39 years and to retain and utilize the ongoing stewardship benefits of his industry stature and experience, national reputation and strategic vision to achieve the Corporation’s strategic and financial objectives. The Executive Chair’s bonus remains governed by the terms and conditions of such agreement. For fiscal 2005, the Human Resources and Compensation Committee determined that the Executive Chair’s bonus should be fixed at the amount paid to him for each of fiscal 2002, 2003 and 2004. The Human Resources and Compensation Committee is to review the bonus granted to the Executive Chair annually. See “Statement of Executive Compensation — Employment Contracts”.
Report on Executive Compensation Submitted on Behalf of the Human Resources and Compensation Committee:

Willard H. Yuill (Chair)
Jeffrey C. Royer
JC Sparkman

PERFORMANCE GRAPH
      The following graph compares the cumulative return of the Class B Non-Voting Shares with the Standard & Poor’s/ TSX Composite Index for the period commencing on August 31, 2000 and ending on August 31, 2005.
Relative Total Return Performance
Shaw Communications Inc. vs. S&P/TSX Composite
August 31, 2000 to August 31, 2005

Notes:

(1)	The TSX Cable and Entertainment Index was discontinued in February 2004.

(2)	All historical pricing information is taken from data supplied by Bloomberg.
COMPENSATION OF DIRECTORS
Cash Compensation
      Directors of the Corporation are currently remunerated for their services as directors according to the fee schedule set forth in the table below.

		Total Fees Paid to
		Directors During
Type of Fee	Amount	Fiscal 2005(1)

	($)	(Cdn. $)	(U.S. $)
Annual Board Member Retainer Fee	42,500	510,000	42,500
Annual Lead Director Retainer Fee(2)	75,000	50,000	—
Annual Committee Member Retainer Fee	3,000	44,250	6,000
Annual Committee Chair Retainer Fee(3)	5,000	4,000	1,000
Annual Audit Committee Chair Retainer Fee(2)	42,500	26,000	—
Board and Committee Attendance Fee (per meeting)	1,000	133,000	11,000

Total		$767,250	$60,500

(Notes on following page)

Notes:

(1)	Fees paid to JC Sparkman, a resident of the United States, are payable in U.S. dollars. Fees paid to all other directors are payable in Canadian dollars.

(2)	Adopted effective January 1, 2005.

(3)	Other than for the Audit Committee Chair. The annual Committee Chair retainer fee includes the $3,000 annual retainer fee paid to the Committee Chair as a member of the committee.
     The fees paid to directors of the Corporation are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and Committee meetings.
      For information with respect to fees paid to each director of the Corporation for the fiscal year ended August 31, 2005, see the table under the heading “Business of the Meeting — Election of Directors — Fees Paid to Individual Directors”.
Stock Options
      Each director (other than management directors) has been granted options to acquire 10,000 Class B Non-Voting Shares at exercise prices ranging from $17.37 to $34.70 pursuant to the terms and conditions of the stock option plan of the Corporation. In accordance with the terms of the stock option plan, 25% of the original option grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. The options expire 10 years from the date of grant. Subject to limited exceptions, options must be exercised while the individual remains as a director of the Corporation. The options are not transferable or assignable. For further information concerning the Corporation’s stock option plan, see “Statement of Execution Compensation  — Report on Executive Compensation”.
      During fiscal 2005, no stock options were granted to directors of the Corporation. As of the date hereof, none of the options held by directors of the Corporation have been exercised.
      For information concerning the options held by management directors, see “Statement of Executive Compensation — Stock Options”.
DDSU Plan
      The Corporation has adopted a Directors’ Deferred Share Unit Plan (“DDSU Plan”) for directors. Effective January 1, 2004, directors may elect under the DDSU Plan to receive 25%, 50%, 75% or 100% of their annual cash compensation in the form of deferred share units (“DSUs”), provided that any director who has not met the applicable share ownership guideline is required to elect to receive at least 25% of his or her annual compensation in DSUs. The number of DSUs to be credited to a director’s account on each payment date is equal to the number of Class B Non-Voting Shares that could have been purchased on the payment date with the amount of compensation allocated to the DDSU Plan. On each dividend payment date for the Class B Non-Voting Shares, an additional number of DSUs is credited to a director’s DSU account, equivalent to the number of Class B Non-Voting Shares that could have been acquired on that date by notional dividend reinvestment. DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director during the year following cessation of directorship. The payout will be calculated by multiplying the number of DSUs by the then current market value of a Class B Non-Voting Share.
      Currently, 10 of 14 directors of the Corporation have elected to participate in the DDSU Plan. As of November 30, 2005, such directors held an aggregate of 29,698 DSUs. See “Business of the Meeting — Election of Directors”.
Share Ownership Guideline
      During the fiscal year ended August 31, 2003, the Corporation established share ownership guidelines for non-management directors. The guideline level of share ownership (including DSUs) is Class A Shares and Class B Non-Voting Shares with an aggregate market value of at least $250,000, to be held by each non-management director within five years of the later of the effective date of the DDSU Plan and the date on which the director was first elected or appointed to the Board. Currently, each director of the Corporation has until January 1, 2009 to reach the minimum share ownership guideline.
      For information concerning the shares, DSUs and options held by each director, see the table under the heading “Business of the Meeting — Election of Directors.”

OTHER INFORMATION
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
      As of August 31, 2005, the Corporation had three compensation plans under which equity securities of the Corporation are authorized for issuance, as summarized in the table below. Under such plans, options and warrants to acquire an aggregate of 8,746,707 Class B Non-Voting Shares were outstanding as of August 31, 2005, representing approximately 4.2% of the Class B Non-Voting Shares issued and outstanding as of such date.
Equity Compensation Plan Information

	Number of securities	Weighted average	Number of securities
	to be issued upon	exercise price of	remaining available
	exercise of	outstanding	for future issuance
	outstanding options	options and	under equity
Plan Category	and warrants	warrants	compensation plans(4)

Equity compensation plans approved by securityholders(1)	8,452,250	$32.55	7,310,629
Equity compensation plans not approved by securityholders:
Cancom Option Plan(2)	57,336	$13.19	Nil
Cancom/ Star Choice Warrant Plan(3)	237,121	$25.00	Nil

Total	8,746,707	—	7,310,629

Notes:

(1)	Stock option plan of the Corporation providing for the issuance of options to directors, officers, employees and consultants of the Corporation. See information under the heading “Statement of Executive Compensation — Report on Executive Compensation — Compensation Philosophy — Long Term Incentives, Stock Option Plan”.

(2)	In conjunction with the takeover of Cancom by the Corporation in 2000, holders of options granted under Cancom’s stock option plan elected to be entitled to receive 0.9 Class B Non-Voting Shares of the Corporation in lieu of one common share in Cancom which they otherwise would have been entitled to receive upon exercise of such options. All other terms and conditions of the options, including exercise prices and expiry dates, remained the same. The weighted average remaining contractual life of such options is approximately 2.0 years.

(3)	Certain distributors and retailers of Cancom and Star Choice Communications Inc. hold warrants to acquire Class B Non-Voting Shares. Each such warrant is exercisable for one Class B Non-Voting Share of the Corporation at an exercise price of $25.00 per warrant. The warrants vest evenly over a four year period and expire five years from the date of grant. As at August 31, 2005, 232,921 warrants had vested. On September 1, 2005, 205,721 warrants expired.

(4)	Excludes securities reflected in the column under the heading “Number of securities to be issued upon exercise of outstanding options and warrants”.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      Certain executive officers and employees of the Corporation are currently indebted to the Corporation, as set forth in the following tables. Except for routine indebtedness, no other director or executive officer of the Corporation is or has been indebted to the Corporation. In compliance with the Sarbanes-Oxley Act of 2002, the Corporation has not granted loans to any director or officer of the Corporation since July 29, 2002.
Aggregate Indebtedness
      The following table sets forth the aggregate indebtedness outstanding as of November 30, 2005 in connection with a purchase of securities of the Corporation as well as all other indebtedness of all directors, executive officers and employees, current or former, of the Corporation or any of its subsidiaries.

To the Corporation
Purpose	or its Subsidiaries	To Another Entity

	($)	($)
Securities Purchases	Nil	Nil
Other	6,457,945	Nil

Table of Indebtedness of Directors and Executive Officers

		Largest		Amount
		Amount		Outstanding			Amount
	Involvement	Outstanding		as at			Forgiven
	of Company	During		November 30,		Security for	During
Name and Principal Position	or Subsidiary	Fiscal 2005		2005		Indebtedness	Fiscal 2005

		($)		($)			($)
Securities Purchase Program:
—	—	Nil		Nil		—	Nil
Other Programs:
Jim Shaw(1)	Lender	5,828,952	(2)	5,246,057	(2)	Real Estate	Nil
Chief Executive Officer
Peter J. Bissonnette(1)	Lender	1,000,000	(3)	900,000	(3)	Real Estate	Nil
President

Notes:

(1)	Named Executive Officer (see “Statement of Executive Compensation”).

(2)	During fiscal 2003, Jim Shaw voluntarily elected to pay interest on the principal amount of the loan at an annual rate of the higher of 4% and the then current quarterly prescribed rate of Canada Revenue Agency pursuant to applicable taxable benefit provisions. Prior to then, the loan did not bear interest. The loan is repayable in full on or before July 26, 2012. During fiscal 2005, Mr. Shaw voluntarily elected to repay $582,895 (10%) of the principal amount outstanding.

(3)	The loan to Peter J. Bissonnette does not bear interest. The loan is repayable on or before June 28, 2012, with a specified payment schedule commencing June 28, 2007. During fiscal 2005, Mr. Bissonnette voluntarily elected to repay $100,000 (10%) of the principal amount outstanding.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.
NORMAL COURSE ISSUER BID
      On November 14, 2005, the Corporation announced that it received the approval of the TSX to renew its normal course issuer bid. Pursuant to the normal course issuer bid, the Corporation is authorized to acquire up to an additional 11,900,000 Class B Non-Voting Shares, being approximately 10.0% of the public float of Class B Non-Voting Shares, until the expiry of the bid on November 16, 2006.

      Under its normal course issuer bid, commencing November 8, 2004 and expiring November 7, 2005, the Corporation purchased an aggregate of 12,260,000 Class B Non-Voting Shares at a weighted average price of $25.15, as summarized in the following table. All such shares have been cancelled.
Purchases of Class B Non-Voting Shares Under Normal Course Issuer Bid

			Total Number of
			Shares Purchased as	Maximum Number of
	Total Number	Average Price	Part of Publicly	Shares that May Yet
	of Shares	Paid per Share	Announced Plans or	Be Purchased Under
Period	Purchased	($)	Programs	the Plans or Programs

November 8 to 30, 2004	309,900	21.58	309,900	11,950,100
December 1 to 31, 2004	19,200	20.54	329,100	11,930,900
January 1 to 31, 2005	200,000	20.93	529,100	11,730,900
April 1 to 30, 2005	4,350,000	24.48	4,879,100	7,380,900
May 1 to 31, 2005	1,104,900	26.20	5,984,000	6,276,000
June 1 to 30, 2005	2,614,600	26.13	8,598,600	3,661,400
July 1 to 31, 2005	2,301,400	25.79	10,900,000	1,360,000
September 1 to 30, 2005	1,360,000	24.97	12,260,000	Nil

TOTAL	12,260,000	25.15	12,260,000	Nil

      The Corporation believes that purchases of outstanding Class B Non-Voting Shares are in the best interests of the Corporation and its shareholders, and that such purchases constitute a desirable use of the Corporation’s free cash flow that is expected to enhance the value of the remaining Class B Non-Voting Shares. During the period from November 17, 2005 to the date hereof, the Corporation purchased and cancelled 1,000,000 Class B Non-Voting Shares pursuant to the normal course issuer bid at an average price per share of $23.99.
      Purchases under the normal course issuer bid will be effected through the facilities of the TSX, in accordance with its by-laws and rules, and the price that the Corporation will pay for any Class B Non-Voting Shares acquired by it will be the market price of such shares at the time of acquisition. The normal course issuer bid does not apply to Class A Shares of the Corporation.
      Copies of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the TSX may be obtained, without charge, by contacting the Corporate Secretary of the Corporation at: Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, T2P 4L4, Telephone (403) 750-4500.
ADDITIONAL INFORMATION
      Additional information concerning the Corporation, including the Corporation’s consolidated interim and annual financial statements and management’s discussion and analysis thereon, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4 (telephone (403) 750-4500).
      Financial information of the Corporation is provided in the Corporation’s consolidated corporate financial statements, and management’s discussion and analysis thereon, for the Corporation’s fiscal year ended August 31, 2005. Copies of such financial statements may be obtained in the manner set forth above.
      Copies of any documents referred to in the proxy circular as being available on the Corporation’s website, www.shaw.ca, may also be obtained in the manner set forth above.

STATEMENT OF CORPORATE GOVERNANCE
      The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s system of corporate governance, including with respect to various matters addressed by National Instrument 58-101 — Disclosure of Corporate Governance Practices and National Policy 58-201 — Corporate Governance Guidelines, as adopted by the Canadian Securities Administrators with effect as of June 30, 2005.
      The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance and Nominating Committee of the Board. The Corporate Governance and Nominating Committee believes that the corporate governance practices of the Corporation are appropriate for a company such as the Corporation. As a result of evolving laws, policies and practices, including the Sarbanes-Oxley Act of 2002 and the corporate governance rules adopted by the New York Stock Exchange (“NYSE”), the Corporate Governance and Nominating Committee continuously reviews the practices and policies of the Corporation to ensure that the Corporation complies with all applicable requirements. In this regard, the Corporate Governance and Nominating Committee has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Corporation’s commitment to exemplary corporate governance.
BOARD MANDATE AND COMPOSITION
      The Board has responsibility for supervising and overseeing the management of the business of the Corporation. As part of its stewardship of the Corporation, and in addition to the obligations of the Board mandated by law, the Board has specific responsibility for strategic planning; the selection and monitoring of management, including the CEO; management succession planning; the identification and management of the principal risks associated with the Corporation’s business; and the implementation and assessment of internal controls, disclosure controls and other systems and procedures consistent with applicable laws and good corporate practice. These duties and obligations, among others, are set forth in a written Board mandate that has been adopted and is reviewed on an on-going basis by the Board. A copy of the Board mandate is appended to this proxy circular as Exhibit A.
      Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described under the heading “Statement of Corporate Governance — Committees of the Board”.
      With respect to strategic planning, the Board establishes the overall strategic objectives for the Corporation, annually reviews and approves management’s strategic plans and, on an on-going basis, reviews emerging trends, opportunities, risks and issues with management. The Board receives updates from management on strategic developments at least eight times per year (at the end of each fiscal quarter and at mid-quarter) and reviews and periodically adjusts consolidated and divisional budgets, plans and objectives of the Corporation as may be required. The Board also reviews and approves strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings.
      The Board is currently composed of 14 directors, 11 of whom have been determined by the Board to be independent directors. For further information in this regard, see the table under the heading “Statement of Corporate Governance — Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines”.
COMMITTEES OF THE BOARD
      Subject to applicable law, the Board may delegate its powers, duties and responsibilities to committees of the Board. In this regard, the Board has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee is set forth below. For information about the attendance of members at meetings of the committees, see “Business of the Meeting — Election of Directors — Meetings Held and Attendance of Directors”.

		Corporate Governance and	Human Resources and
Executive Committee	Audit Committee	Nominating Committee	Compensation Committee

JR Shaw (Chair)	Michael W. O’Brien (Chair)	Donald F. Mazankowski (Chair)	Willard H. Yuill (Chair)
George F. Galbraith	George F. Galbraith	Adrian I. Burns	Jeffrey C. Royer
Ronald V. Joyce	Harold A. Roozen	James F. Dinning	JC Sparkman
Donald F. Mazankowski	John S. Thomas
JC Sparkman
      The mandate of each of the committees of the Board is summarized below. A copy of the full written charter of each committee is available on the Corporation’s website, www.shaw.ca.
Executive Committee
      The Executive Committee carries out all matters that may be specifically and lawfully delegated to it by the Board. In particular, the Executive Committee exercises the powers of the Board in circumstances where, following initial approval of a matter by the full Board, the Board delegates approval of certain aspects to the Executive Committee. Matters reviewed and approved by the Executive Committee are in most circumstances referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.
      Other than JR Shaw, each and every member of the Executive Committee is an independent director.
Audit Committee
      The Audit Committee of the Board is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the Corporation’s financial reporting process and control systems; and overseeing the audits conducted by the Corporation’s external auditors.
      The Audit Committee is also responsible for overseeing the integrity of the Corporation’s internal controls and management information systems, and the reporting procedures with respect thereto; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.
      Further, the Audit Committee, together with the Board, identifies and reviews with management the principal risks facing the Corporation and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.
      With respect to internal controls, the Corporation is currently in the process of developing, refining and testing its internal control procedures in compliance with the requirements of the Sarbanes-Oxley Act of 2002. As part of its oversight of the integrity of the Corporation’s internal controls, the Audit Committee specifically reviews and addresses fraud prevention and other procedures. Under the Corporation’s Business Conduct Standards, the Corporation has also implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.
      Each and every member of the Audit Committee is an independent director and is financially literate. Michael W. O’Brien, who serves as the chair of the Audit Committee, qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.
      A further description of matters relating to the Audit Committee, along with a copy of the written charter of the Audit Committee, is set forth under the heading “Audit Committee” in the Corporation’s annual information form dated November 29, 2005. The Corporation’s annual information form is available on the Corporation’s website, www.shaw.ca and on the SEDAR website, www.sedar.com.
Corporate Governance and Nominating Committee
      The Corporate Governance and Nominating Committee of the Board is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance and Nominating Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees.

      In this regard, the Corporate Governance and Nominating Committee is responsible for such matters as establishing and reviewing the mandates of the Board and its committees; identifying and evaluating candidates for nomination to the Board; overseeing the orientation and education programs for directors; assessing the effectiveness of the Board, its committees and individual directors; and establishing and reviewing general corporate policies and practices, such as related party transaction policies and securities trading guidelines.
      Each and every member of the Corporate Governance and Nominating Committee is an independent director.
Human Resources and Compensation Committee
      The Human Resources and Compensation Committee of the Board is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning (including appointing, training and monitoring senior management) and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. For further information, see “Statement of Executive Compensation — Composition of Compensation Committee”.
      Each and every member of the Human Resources and Compensation Committee is an independent director.
LEAD DIRECTOR
      During fiscal 2004, the Corporation created the position of lead director and adopted a formal position description, a copy of which is available on the Corporation’s website, www.shaw.ca. The lead director provides independent leadership to the Board, facilitates the functioning of the Board independently of management of the Corporation, and maintains and enhances the quality of the Corporation’s corporate governance practices. In this regard, the lead director acts as chair of meetings of the Board in the absence of the Executive Chair; consults with the Corporation’s independent directors and represents them in discussions with management of the Corporation; serves as Board ombudsman; mentors and counsels new members of the Board; and facilitates the process of conducting director evaluations.
      Donald F. Mazankowski, an independent director, has served as lead director of the Corporation since the position was created in 2004. Mr. Mazankowski, a director of the Corporation since 1993, was a Member of the Parliament of Canada from 1968 to 1993 and held a number of Cabinet positions, including Deputy Prime Minster, Minister of Finance and President of the Privy Council. Mr. Mazankowski also serves as a director of several national and international corporations.
OTHER CORPORATE GOVERNANCE MATTERS
Code of Conduct
      The Corporation has adopted a set of Business Conduct Standards, which apply to all directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions) and employees of the Corporation. The Corporate Governance and Nominating Committee is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.
      The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters. The full text of the Business Conduct Standards may be viewed on the Corporation’s website, www.shaw.ca, and on the SEDAR website, www.sedar.com.
Communications Policy
      The Corporation has adopted corporate disclosure guidelines with respect to the dissemination of material information in a timely manner to all shareholders in accordance with applicable securities laws. Under such guidelines, the Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders as well as other material public communications.
      All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website (www.shaw.ca). With respect to the release of its quarterly financial results, the Corporation provides Internet and telephone conference call access to interested parties.
      Every investor inquiry receives a response through the finance department of the Corporation or through an appropriate officer of the Corporation.
CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES
      The Canadian Securities Administrators have adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”), with effect as of June 30, 2005. The Disclosure Instrument requires issuers such as the Corporation to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices. In this regard, a brief description of the Corporation’s system of corporate governance, with reference to the items set out in the Disclosure Instrument and the Guidelines, is set forth in the table below.

Disclosure Item	Comments

1. Board of Directors
• Independence	• The Board defines a director to be “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance and Nominating Committee. A “material relationship” is a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgment.
• Based upon the definition of an “independent director” and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the Corporate Governance and Nominating Committee, has determined that 11 of 14 (79%) of the Corporation’s directors, representing a majority of directors, are independent. These 12 independent directors are: Adrian I. Burns, James F. Dinning, George F. Galbraith, Ronald V. Joyce, Donald F. Mazankowski, Michael W. O’Brien, Harold A. Roozen, Jeffrey C. Royer, JC Sparkman, John S. Thomas and Willard H. Yuill.
• JR Shaw, Jim Shaw and Bradley S. Shaw are not independent directors, due to their positions as officers of the Corporation and its subsidiaries. In addition, JR Shaw, Jim Shaw and Bradley S. Shaw are deemed to be, or are related to, the Corporation’s controlling shareholder through the voting trust described under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”.
• For further details about each director of the Corporation, see the information under the heading “Business of the Meeting — Election of Directors”.
• Other Directorships	• Several of the directors of the Corporation are presently directors of other reporting issuers (or the equivalent) in Canada and the United States. For further details, see the information about each director under the heading “Business of the Meeting — Election of Directors”.
• In Camera Sessions	• Following each meeting, the Board and its committees conduct “in camera” sessions, at which non-independent directors or members of management are not in attendance. The in camera portion of each Board meeting consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair.

Disclosure Item	Comments

• For information concerning the number of such meetings, refer to the disclosure under the heading “Business of the Meeting — Election of Directors”.
• Board Chair/ Lead Director	• The Executive Chair of the Board, JR Shaw, is not an independent director.
• The Corporation has appointed Donald F. Mazankowski as lead director. Mr. Mazankowski is an independent director. The lead director facilitates the functioning of the Board independently of the Corporation’s management and is generally charged with the responsibility of maintaining and enhancing the quality of the Corporation’s corporate governance practices.
• For further information concerning the lead director, see “Statement of Corporate Governance — Lead Director”. A copy of the written position description for the lead director is also available on the Corporation’s website, www.shaw.ca.
• Meeting Attendance Records	• For information concerning the attendance record of each director for all Board and committee meetings, refer to the disclosure under the heading “Business of the Meeting — Election of Directors”.
2. Board Mandate
• A summary of the Board mandate is set out under the heading “Statement of Corporate Governance — Board Mandate and Composition”.
• In addition to setting out the responsibilities and duties of the Board, the Board mandate describes the terms of reference and expectations for the chair of the Board and for each individual director.
• A copy of the Board’s written mandate is appended to this proxy circular as Exhibit A.
3. Position Descriptions
• Board Chair and Committee Chairs	• The Board, in consultation with the Corporate Governance and Nominating Committee, has developed written position descriptions for the chair of the Board and the chair of each Board committee. For the position description of the chair of the Board, please refer to the Board’s written mandate appended to this circular as Exhibit A. For the position descriptions of the chair of each committee of the Board, please refer to the charter of each such committee, available on the Corporation’s website, www.shaw.ca.
• CEO	• The Human Resources and Compensation Committee sets the corporate objectives that the CEO is responsible for meeting on an annual basis and regularly reviews whether such objectives are being met. The annual objectives of the CEO are also presented to and considered by the Board.
4. Orientation and Continuing Education
• Orientation of New Directors	• Under the guidance of the Corporate Governance and Nominating Committee, the Corporation runs an in-depth orientation session which, while aimed at new directors, is open to all directors. The session includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, and an introduction to the Corporation’s management team.
• The Corporation has developed and distributed a board manual, containing relevant corporate and business information (such as the Corporation’s public disclosure documents and written policies and guidelines), to orient and assist directors in fulfilling their duties and obligations. The manual is updated on a regular basis, as required.

Disclosure Item	Comments

• Continuing Education	• The Corporation undertakes ongoing education efforts that include tours of various corporate sites and facilities, meetings with management of the Corporation, and a directors’ retreat held every other year.
• The Corporation is also in the process of establishing educational sessions to be conducted in conjunction with regularly scheduled board meetings. Such sessions will be led by recognized experts from independent consulting bodies and will address topics necessary for the Board to keep abreast of corporate governance issues, with the objective of enhancing Board and director effectiveness.
5. Ethical Business Conduct
• Code of Conduct	• The Corporation has adopted the Shaw Business Conduct Standards, governing the behaviour of directors, officers and employees of the Corporation. A summary of the Business Conduct Standards is set out under the heading “Statement of Corporate Governance — Other Corporate Governance Matters”. The full text of the Business Conduct Standards is available on the Corporation’s website, www.shaw.ca.
• The Board monitors compliance with the Business Conduct Standards through both the Corporate Governance and Nominating Committee and the Audit Committee. Each such committee receives an update on matters relating to the Business Conduct Standards at its regularly scheduled quarterly meetings.
• No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Shaw Business Conduct Standards.
• Transactions Involving Directors or Officers	• In the case of any transaction or agreement in respect of which a director or executive officer of the Corporation has a material interest, the director or officer is required to disclose his or her interest in accordance with the Business Corporations Act (Alberta). Where applicable, he or she is also required to exclude him or herself from any discussions or vote relating to such transaction or agreement.
• At each quarterly meeting, the Corporate Governance and Nominating Committee reviews the fairness of any potential transactions in which a director or officer of the Corporation may be involved or connected.
• Other Measures	• The Board of Directors has overseen the recent implementation of Shaw’s Vision and Values, a reflection of the culture, strategy and goals of the Corporation. The Corporation’s vision statement is: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.” Shaw’s stated core values are: Integrity; Loyalty; Team Player; Accountable; Customer Focused; Positive, Can Do Attitude; and Balance.

Disclosure Item	Comments

6. Nomination of Directors
• Nomination Process	• Under the guidance of the Corporate Governance and Nominating Committee, the Corporation has developed written guidelines for the nomination and election of candidates to serve as members of the Board. In conjunction with the Executive Chair, the Corporate Governance and Nominating Committee identifies and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance and Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background. Upon such review, and after conducting appropriate due diligence, the Corporate Governance and Nominating Committee makes recommendations on candidates to the Board.
• Nominating Committee	• The Board has established a Corporate Governance and Nominating Committee, which is composed of three independent directors.
• The Corporate Governance and Nominating Committee is responsible for the Corporation’s approach to corporate governance issues and for the disclosure of this approach in accordance with the Guidelines. For further information concerning the responsibilities, powers and operation of the Corporate Governance and Nominating Committee, see “Statement of Corporate Governance — Committees of the Board”.
7. Compensation
• Compensation Committee	• The Board has established a Human Resources and Compensation Committee, which is composed of three independent directors.
• The Human Resources and Compensation Committee is responsible for the Corporation’s approach to human resources issues, including compensation of directors and officers. For further information concerning the responsibilities, powers and operation of the Human Resources and Compensation Committee, see “Statement of Corporate Governance — Committees of the Board”.
• Compensation Determination	• The Human Resources and Compensation Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors.
• During fiscal 2003, in conjunction with external consultants, the Human Resources and Compensation Committee reviewed and increased the fees paid by the Corporation to directors to ensure that they are competitive with the market and that they reflect the value that the directors bring to the Corporation.
• During fiscal 2005, in conjunction with external consultants, the Human Resources and Compensation Committee reviewed and set the annual retainer of the lead director and the chair of the Audit Committee.
• The Human Resources and Compensation Committee reviews the compensation proposed to be paid to the five most highly compensated executive officers and makes recommendations to the Board with respect thereto. The Board of Directors approves the compensation to be paid to such officers on an annual basis.
• The Human Resources and Compensation Committee is responsible for reviewing and approving the compensation to be paid to all other officers of the Corporation.

Disclosure Item	Comments

• Compensation Consultant	• From time to time, the Human Resources and Compensation Committee retains independent human resources consultants to provide expert advice and opinions on compensation and other matters.
• During fiscal 2005, the Corporation retained Hewitt Associates to provide comparative survey data for the five most highly compensated positions of the Corporation. During the fiscal year, the Corporation also retained Hewitt Associates in connection with a company-wide employee survey and to provide actuarial and other pension-related services.
• During fiscal 2005, the Corporation retained Hamilton Hall Ray & Berndtson to provide comparative survey data with respect to director compensation matters. During the fiscal year, the Corporation also retained Hamilton Hall Ray & Berndtson to provide executive search services.
8. Other Board Committees	• The Board has established an Executive Committee, which is composed of four independent directors and one non-independent director (JR Shaw).
• The Executive Committee is responsible for exercising the powers of the Board that may be specifically and lawfully delegated to it by the Board. For further information concerning the responsibilities, powers and operation of the Executive Committee, see “Statement of Corporate Governance — Committees of the Board”.
9. Board and Committee Assessments	• The Corporate Governance and Nominating Committee reviews the effectiveness of the Board, its committees and individual directors.
• Under the direction of the Corporate Governance and Nominating Committee, the Corporation has developed a Board Effectiveness Questionnaire, which is completed on an annual basis. The Corporate Governance and Nominating Committee reviews recommendations arising out of the questionnaire and implements such changes arising therefrom as it considers appropriate. Several recommendations received as a result of past Board Effectiveness Questionnaires have now been implemented.
• The Corporate Governance and Nominating Committee is also responsible for ongoing assessments of individual directors.
Submitted on behalf of the Corporate Governance and Nominating Committee:
Donald F. Mazankowski, Chair
Adrian I. Burns
James F. Dinning

CERTIFICATE
      The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) JR Shaw	(signed) Jim Shaw
Executive Chair	Chief Executive Officer
December 8, 2005

C-1

EXHIBIT A
MANDATE OF THE BOARD OF DIRECTORS
      This Mandate of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved on June 26, 2003 (revised October 26, 2005).

I.	Mandate
      The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation consistent with its powers and obligations under the Business Corporations Act (Alberta) (the “ABCA”) and under other legal and regulatory requirements applicable to a corporation that is a reporting issuer in Canada and the United States and whose securities are listed on the Toronto Stock Exchange and the New York Stock Exchange.
      In this regard, the Board shall, in accordance with the Corporation’s Articles and By-laws:

•	manage the business and affairs of the Corporation;

•	act honestly and in good faith with a view to the best interests of the Corporation; and

•	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.
      The Board will fulfill its mandate primarily by carrying out the duties and responsibilities set forth in section IV of this Mandate.

II.	Composition
      Pursuant to the terms of the Articles of the Corporation, the Board shall consist of a minimum of 1 and a maximum of 15 directors. In accordance with the ABCA and applicable regulatory requirements, at least 80% of the members of the Board shall be Canadian citizens.
      The Board shall be comprised of a majority of independent directors. A director is “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in accordance with applicable laws, policies and guidelines of securities regulatory authorities.
      The members of the Board shall be elected annually by shareholders of the Corporation or as otherwise provided by the Articles. Each member of the Board shall serve until the next annual general meeting of shareholders of the Corporation or until his or her earlier resignation or removal from the Board.
      The Chair of the Board shall be appointed by the Board from among its members and shall carry out the responsibilities and duties set forth in Section VI of this Mandate. The Board may also appoint, from time to time, an independent lead director from among its members to provide leadership to the independent directors of the Board.

III.	Meetings
      The Board shall meet at least on a quarterly basis, or more frequently as circumstances dictate or as requested by a member of the Board or a senior officer of the Corporation.
      Notice of each meeting of the Board shall be given to each member of the Board as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the Board). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.
      A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Board. Members of the Board may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.
      Senior management of the Corporation and other parties may attend meetings of the Board, as may be deemed appropriate by the Board. The Board shall also make provision for holding regularly scheduled in camera sessions of the Board without the presence of management.
      Minutes shall be kept of all meetings of the Board (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Board
      To fulfill its mandate, the Board shall be charged with the specific responsibilities and duties set out in this section IV. To the extent permissible under applicable law and the Corporation’s Articles and By-laws, the Board may delegate such responsibilities and duties to committees of the Board constituted in accordance with section V of this Mandate.
      While the ABCA and Corporation’s By-laws provide that the Board shall “manage the business and affairs” of the Corporation, the Board operates by delegating certain of its authorities to management of the Corporation and by reserving certain powers to itself.
      In this regard, the Board expects management of the Corporation, including the Chief Executive Officer (the “CEO”) and other senior executives of the Corporation, to provide day-to-day leadership and management of the Corporation and to achieve the overall objectives and policies established by the Board. In particular, the CEO is expected to lead the Corporation and to formulate corporate strategies and policies that are presented to the Board for approval. The Board approves the strategies of the Corporation and the objectives and policies within which it is managed, and then evaluates the performance of the CEO and management. Reciprocally, the CEO and management shall keep the Board fully informed, in a timely and candid manner, of the progress of the Corporation towards the achievement of the goals, objectives or policies established by the Board. Once the Board has approved the strategies and policies, it shall act in a unified and cohesive manner in supporting and guiding the CEO and senior management of the Corporation.
      The Board’s principal responsibilities and duties fall into the general categories described below.

1.	Selection and Oversight of Management
      The Board has the responsibility to:

•	select and appoint the CEO and senior management of the Corporation;

•	review the performance of the CEO and senior management;

•	approve the compensation of the CEO and senior management;

•	ensure that plans have been made for management succession, training and development;

•	provide advice and counsel to the CEO and senior management in the execution of their duties; and

•	satisfy itself as to the integrity of the CEO and senior management, and ensure that such officers create a culture of integrity throughout the Corporation.

2.	Strategic Planning
      The Board has the responsibility to:

•	review and approve the Corporation’s long-term strategic objectives and monitor the Corporation’s progress in reaching such strategic objectives;

•	review and approve the business plans, consolidated budgets and other similar plans of the Corporation on an annual basis and monitor the implementation of such plans;

•	review and approve significant strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings; and

•	identify and review other matters of significance that require approval or input of the Board.

3.	Monitoring and Acting
      The Board has the responsibility to:

•	identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks;

•	ensure that management implements, and maintains the integrity of, internal control procedures and management information systems;

•	develop, review and monitor the Corporation’s approach to corporate governance, including developing the Corporation’s corporate governance guidelines and measures for receiving shareholder feedback; and

•	adopt, and monitor compliance with, a code of business conduct applicable to directors, officers and employees of the Corporation.

4.	Reporting
      The Board has the responsibility to:

•	ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis;

•	ensure that the financial performance of the Corporation is reported fairly and in accordance with Canadian generally accepted accounting principles and any other applicable laws and regulations; and

•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and stakeholders.

5.	Legal Requirements
      The Board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Corporation.
      The Board also has the responsibility for considering, as a full Board, the following matters that in law may not be delegated to management of the Corporation or to a committee of the Board:

•	any submission to shareholders of the Corporation of a question or matter requiring their approval;

•	filling of a vacancy among the directors or in the office of auditors of the Corporation;

•	issuance of securities;

•	declaration of dividends;

•	purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•	payment of a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•	approval of management proxy circulars;

•	approval of any take-over bid circular or directors’ circular;

•	approval of annual financial statements of the Corporation; and

•	adoption, amendment or repeal of the By-Laws of the Corporation.

6.	Board Functioning
      The Board has the responsibility to:

•	manage its own affairs, including developing its own agendas and procedures;

•	consider, on an annual basis, the composition and size of the Board and its impact, if any, on the Board’s effectiveness;

•	identify and approve prospective nominees to the Board;

•	ensure that there is a comprehensive orientation session for directors, as well as other continuing education opportunities;

•	regularly assess the effectiveness and contribution of the Board, its committees and each individual director;

•	determine the compensation of directors; and

•	otherwise establish and review its own policies and practices from time to time.

V.	Committees of the Board
      The Board may establish committees of the Board and delegate its duties and responsibilities to such committees, where legally permissible. The Board shall appoint the members to any such committee and shall oversee their performance.
      In accordance with applicable laws, policies and guidelines of securities regulatory authorities, the Board shall appoint the following standing committees, each composed of at least a majority of independent directors:

•	Audit Committee;

•	Corporate Governance and Nominating Committee; and

•	Human Resources and Compensation Committee.

VI.	Terms of Reference for the Chair
      To fulfill his or her responsibilities and duties, the Chair of the Board shall:

•	facilitate the effective operation and management of, and provide leadership to, the Board;

•	act as chair of meetings of the Board;

•	assist in setting the agenda for each meeting of the Board and in otherwise bringing forward for consideration matters within the mandate of the Board;

•	facilitate the Board’s interaction with management of the Corporation;

•	act as a resource and mentor and provide leadership for other members of the Board; and

•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

VII.	Terms of Reference for Individual Directors
      As a member of the Board, each director will act honestly, in good faith and in the best interests of the Corporation. Each director will exercise the care, diligence and skill of a reasonably prudent person and will fulfil all legal and fiduciary obligations of a director.

1.	General
      Each director is expected to:

•	Act and speak honestly and with integrity.

•	Demonstrate high ethical standards.

•	Support principled and ethical business practices.

•	Maintain a solid understanding of the role, responsibilities and duties of a director.

•	Understand conflict of interest issues and declare real or perceived conflicts.

•	Be an effective ambassador and representative of the Corporation.

2.	Skills and Experience
      Each director shall:

•	Demonstrate skills and experience that are complementary to other directors of the Board and that are valuable in light of the Corporation’s business and strategic direction.

•	Develop and maintain a strong understanding of the Corporation’s business, operations, products, financial position, industry and markets.

•	Apply his or her knowledge, experience and expertise to issues confronting the Corporation.

•	Participate in on-going training and continuing education as may be required or desirable.

•	Serve as a helpful resource to the Board and to management, where necessary or appropriate.

3.	Preparation, Attendance and Availability
      Each director shall:

•	Maintain an excellent attendance record for meetings of both the Board and committees of the Board.

•	Prepare for meetings of the Board and committees of the Board, by reading reports and background materials and by otherwise preparing in a manner that will assist the director in evaluating and adding value to meeting agenda items.

•	Be available and accessible to other members of the Board and to management of the Corporation, as needed.

•	Have the necessary time and commitment to fulfil all responsibilities as a member of the Board and committees of the Board.

4.	Communication and Interaction
      Each director shall:

•	Participate fully and frankly in Board deliberations and discussions and contribute meaningfully and knowledgeably to Board discussions.

•	Work effectively with, and be collegial and respectful towards, fellow directors and management of the Corporation.

•	Encourage free and open discussion by the Board with respect to the business and affairs of the Corporation.

•	Communicate with the Chair and CEO of the Corporation, as appropriate, including when planning to introduce significant or new information or material at a meeting of the Board.

•	Act and speak independently and exercise independent judgment.

•	Respect confidentiality.

5.	Committee Work
      Each director is expected to:

•	Participate as a member of a committee of the Board, when requested.

•	Become knowledgeable about the purpose and objectives of any committee of the Board on which the director serves.

VIII.	Resources
      The Board shall have the authority to retain legal, accounting and other outside consultants and advisors to advise it. The Board, shall also implement a system whereby individual directors may engage an outside advisor, at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.